UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated June 11, 2013

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__✓___ Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______ No__✓___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

This Report on Form 6-K contains the following:-

1.	A news release dated 13 May 2013 entitled ‘VODAFONE TO LAUNCH CARRIER SERVICES BUSINESS AT INTERNATIONAL TELECOMS WEEK 2013’

2.	A news release dated 16 May 2013 entitled ‘VODAFONE GERMANY NEXT-GENERATION NETWORK AGREEMENT WITH DEUTSCHE TELEKOM’

3.	A news release dated 23 May 2013 entitled ‘MOBILE TO ENHANCE WORKERS’ FINANCIAL SECURITY, PRODUCTIVITY AND WORKPLACE SAFETY’

4.	A news release dated 28 May 2013 entitled ‘VODAFONE FOUNDATION LAUNCHES SEARCH FOR TRANSFORMATIONAL APPS’

5.	A news release dated 31 May 2013 entitled ‘VODAFONE & CHINA MOBILE WITHDRAW FROM MYANMAR TELECOMS LICENCE PROCESS’

6.	Stock Exchange Announcement dated 2 May 2013 entitled ‘Transaction in Own Securities’

7.	Stock Exchange Announcement dated 3 May 2013 entitled ‘Transaction in Own Securities’

8.	Stock Exchange Announcement dated 3 May 2013 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

9.	Stock Exchange Announcement dated 7 May 2013 entitled ‘Transaction in Own Securities’

10.	Stock Exchange Announcement dated 8 May 2013 entitled ‘Transaction in Own Securities’

11.	Stock Exchange Announcement dated 9 May 2013 entitled ‘Transaction in Own Securities’

12.	Stock Exchange Announcement dated 10 May 2013 entitled ‘Transaction in Own Securities’

13.	Stock Exchange Announcement dated 13 May 2013 entitled ‘Transaction in Own Securities’

14.	Stock Exchange Announcement dated 14 May 2013 entitled ‘Transaction in Own Securities’

15.	Stock Exchange Announcement dated 15 May 2013 entitled ‘Transaction in Own Securities’

16.	Stock Exchange Announcement dated 15 May 2013 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

17.	Stock Exchange Announcement dated 16 May 2013 entitled ‘Transaction in Own Securities’

18.	Stock Exchange Announcement dated 17 May 2013 entitled ‘Transaction in Own Securities’

19.	Stock Exchange Announcement dated 20 May 2013 entitled ‘Transaction in Own Securities’

20.	Stock Exchange Announcement dated 21 May 2013 entitled ‘Transaction in Own Securities’

21.	Stock Exchange Announcement dated 22 May 2013 entitled ‘Transaction in Own Securities’

22.	Stock Exchange Announcement dated 23 May 2013 entitled ‘Transaction in Own Securities’

23.	Stock Exchange Announcement dated 24 May 2013 entitled ‘Transaction in Own Securities’

24.	Stock Exchange Announcement dated 28 May 2013 entitled ‘Transaction in Own Securities’

25.	Stock Exchange Announcement dated 29 May 2013 entitled ‘Transaction in Own Securities’

26.	Stock Exchange Announcement dated 29 May 2013 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

27.	Stock Exchange Announcement dated 30 May 2013 entitled ‘Transaction in Own Securities’

28.	Stock Exchange Announcement dated 31 May 2013 entitled ‘Transaction in Own Securities – Voting Rights and Capital’

29.	Stock Exchange Announcement dated 3 June 2013 entitled ‘Transaction in Own Securities – Voting Rights and Capital’

13 May 2013

VODAFONE TO LAUNCH CARRIER SERVICES BUSINESS AT

INTERNATIONAL TELECOMS WEEK 2013

•	One of the world’s largest communications companies, Vodafone, demonstrates commitment to communications service providers (CSPs) with the launch of its carrier services business unit

•	Combines the carrier businesses of the Vodafone operating companies and Cable & Wireless Worldwide (CWW)

•	Drives innovation and efficiencies for Vodafone Group by consolidating all buying and partnering with CSPs

At this year’s International Telecoms Week (ITW), held in Chicago from May 13-15, Vodafone will introduce its new Vodafone Carrier Services business to the telecommunications industry.

The new unit within Vodafone Group Enterprise, Vodafone Carrier Services has been created following the company’s acquisition of Cable & Wireless Worldwide plc in 2012.  Vodafone Carrier Services combines the carrier services of Vodafone’s operating companies and CWW into one integrated global carrier business.  This will deliver economies of scale and give CSPs a single interface to Vodafone, creating cost savings and efficiencies for both parties when buying and selling.

Vodafone Carrier Services will provide CSPs with adaptable voice and data services that are ready for the next generation.  The business already has more than 1,000 customers and partners around the world and offers a broad portfolio of fixed and mobile services with unrivalled global and local reach.

By exhibiting at ITW 2013, the annual meeting point for wholesale telecommunications, Vodafone is demonstrating its commitment to the carrier community and the wider telecommunications industry.  This announcement comes straight after the appointment of Brian Fitzpatrick as CEO of Vodafone Carrier Services.

Visitors to ITW will be able to see how Vodafone Carrier Services can work with CSPs to create value and enhance growth.  Vodafone Carrier Services delivers consistent, reliable and secure services both locally and globally.

Brian Fitzpatrick, CEO of Vodafone Carrier Services, commented:  “The industry needs to work together to solve the commercial, operational and technical challenges of delivering end-to-end telecoms services.  Vodafone Carrier Services aims to promote collaboration in the global telecoms industry – bringing together carriers and service providers from the fixed and mobile worlds to deliver new services and drive innovation.”

For further information:

Vodafone Group

Media Relations

Telephone: +44 (0) 1635 664444

About Vodafone

Vodafone is one of the world’s largest mobile communications companies by revenue with approximately 403 million customers in its controlled and jointly controlled markets as of 31 December 2012.  Vodafone currently has equity interests in over 30 countries across five continents and more than 50 partner networks worldwide. Vodafone owns 45% of Verizon Wireless.  For more information, please visit:  www.vodafone.com

Vodafone Carrier Services

For further information please contact pari.faramarzi@text100.co.uk

16 May 2013

VODAFONE GERMANY NEXT-GENERATION NETWORK AGREEMENT WITH DEUTSCHE TELEKOM

Vodafone Germany (“Vodafone”) today announced a next-generation network access agreement with Deutsche Telekom (“DT”) which will allow Vodafone to offer high-speed fixed-line broadband and internet protocol-based TV (“IPTV”) services across Germany.

Vodafone will initially use DT’s VDSL network under a bespoke “Layer 3” (IP-based) bitstream agreement. This will allow Vodafone to offer its customers connection speeds of up to 50 Mbps (rising to 100 Mbps once DT has deployed vectoring technology) as well as Vodafone’s own on-demand and broadcast IPTV services. The two companies have also agreed that a new, more advanced “Layer 2” (ethernet-based) bitstream product will be made available by DT to Vodafone from 2016, which will allow an even greater level of differentiation and control over the design and delivery of the services that Vodafone offers to consumers and enterprise customers.

The agreement, which is subject to approval by the Federal Network Agency, marks a significant further expansion of Vodafone’s strategy to offer unified communications services in European enterprise and consumer markets. It follows announcements including an agreement with Orange in Spain to build a new fibre to the home network, announced in March 2013, and the acquisition of Cable & Wireless Worldwide in the UK, completed in July 2012.

Vodafone Group Chief Executive for Northern and Central Europe, Philipp Humm, said: “Our agreement with Deutsche Telekom will greatly enhance our ability to offer our German customers a range of competitive, high-speed broadband and TV services, in addition to our industry-leading mobile services, in line with our broader Europe-wide strategy.”

- ends -

For further information:

Vodafone Group

Media Relations	Investor Relations
Telephone: +44 (0) 1635 664444	Telephone: +44 (0) 7919 990 230

About Vodafone

Vodafone is one of the world’s largest mobile communications companies by revenue with approximately 403 million customers in its controlled and jointly controlled markets as of 31 December 2012. Vodafone currently has equity interests in over 30 countries across five continents and more than 50 partner networks worldwide. For more information, please visit: www.vodafone.com

23 May 2013

MOBILE TO ENHANCE WORKERS’ FINANCIAL SECURITY, PRODUCTIVITY AND WORKPLACE SAFETY

•                 Six mobile services bring secure wage payments, learning programmes and workplace safety reporting to workers in emerging markets

The Vodafone Connected Worker report, published today, says mobile money payroll (mPayroll) could enable secure, cost-effective wage payments to be made to millions of unbanked workers by 2020, reducing corruption, lessening the risk of payday robbery and reducing the time spent travelling and waiting to receive cash wages.

mPayroll, one of the six mobile solutions identified in the report, will give people greater control over their finances, enabling simple onward payment of bills and remittances to family members using mobile money without having to pay ‘cash-in’ charges, says the report, commissioned by Vodafone with research undertaken by Accenture across 12 markets (DRC, Egypt, Fiji, Ghana, India, Qatar, Lesotho, Mozambique, Kenya, South Africa, Tanzania and Turkey).

mPayroll is already being implemented by Safaricom in Kenya, where mobile text payment service M-Pesa is paying exam supervisors across 60,000 schools. Recent research by USAID found these workers welcomed the time saved by not having to collect payments, the guarantee of being paid on time - particularly in the rainy season when trucks carrying wages are often delayed - and the ability to be paid without a bank account. This has reduced the cost of making these payments to workers by 86 per cent. The report says mPayroll could be used by 48 million workers, as well as offer business savings of US$2.8 billion annually.

Vodafone Connected Worker also highlights that mobile phones can be used to improve, and potentially, save lives in global supply chains.  High mobile phone penetration in emerging markets enables purchasers to conduct anonymous text-based surveys quickly and cheaply across their supply chains to gather information on safety and work environment issues, says the report.  Companies are increasingly focused on ensuring working conditions and pay in their global supply chains are acceptable. The Worker Panel mobile solution enables the gathering of anonymous data directly from factory, industrial and agriculture workers regularly and in real-time.

Vodafone Connected Worker found that the six identified mobile services could have wider financial benefits for organisations, saving them $30.6 billion by 2020 through improved productivity, while providing $7.7bn of financial benefits to workers.

Other mobile solutions identified in the report include:

•

mIdentity solutions can be used to enhance corporate security and provide authentication for workers when dealing with customers. By 2020, this could reach 16 million people and offer organisational benefits of US$1.5 billion annually.

•

Job Finder offers a subscription-based service to match workers to jobs. It has the potential to reach 49 million workers and could match 12 million workers to jobs annually by 2020, improving livelihoods by US$5.6 billion.

•

Fieldforce Enablement provides remote access to corporate systems and facilitates better scheduling, enhancing the productivity, safety and effectiveness of workers. These services could reach over 30 million users, delivering organisational benefits of US$24.9 billion annually by 2020.

•

mLearning could deliver basic skills training in literacy and numeracy as well as job-related training via mobile. mLearning has the potential to reach 12 million workers and benefit organisations by US$1.4 billion annually by 2020.

Andrew Dunnett, Vodafone Group’s Director of Sustainability and Director, Vodafone Foundation, says: “Mobile solutions have the potential to improve workers’ lives and save money in the boardroom, helping organisations improve productivity, transparency and security. Whether it is mobile monitoring of the supply chain or using a mobile phone to pay wages, the potential for positively transforming the workplace in these markets, for both employers and workers, is significant.”

Justin Keeble, Managing Director, Accenture Sustainability Services, Europe, Africa and Latin America, says: “Mass ownership of mobiles in emerging markets enables western brands to connect directly to workers in global supply chains. Using simple SMS messages, brands can monitor workplace conditions in real time - supporting improved labour standards and workplace safety.”

- ends -

For further information:

Vodafone Group

Group Media Relations

Tel:  +44 (0) 1635 664444

www.vodafone.com/media

Notes to Editors

About Vodafone Connected Worker

Mobile communications has the potential to significantly improve the quality of working life and simultaneously deliver commercial benefits to organisations operating in emerging economies.  While workers and employers face many challenges in these markets, the 12 Vodafone markets Vodafone Connected Worker covers demonstrate strong growth potential and innovation. The report, commissioned by Vodafone, in conjunction with Accenture Sustainability Services, looks at six opportunities that can create shared value for both workers and the organisations that employ them, and demonstrates how mobile technology can help to do this. The report aims to stimulate engagement between mobile operators, governments, NGOs and businesses, to develop new solutions to transform opportunity into innovation.

Download the full report:   http://www.vodafone.com/content/index/about/sustainability/Research.html

About Vodafone

Vodafone is one of the world’s largest mobile communications companies by revenue with approximately 404 million customers in its controlled and jointly controlled markets as of 31 March 2013. Vodafone currently has equity interests in 30 countries across five continents and around 50 partner networks worldwide.

For more information, please visit: www.vodafone.com

28 May 2013

VODAFONE FOUNDATION LAUNCHES SEARCH FOR TRANSFORMATIONAL APPS

Vodafone Foundation today announces the launch of the first Mobile for Good Europe Awards to search for iOS and Android apps designed to improve people’s lives and deliver substantial public benefit.

Creators of the winning apps, in categories including accessibility, mobilising public services, health and education, will receive a shared prize fund of €200,000 to be used for the development of their innovations.  Mobilising Public Services will focus on how local and national governments can leverage mobile technology to improve the delivery of public services. The closing date for entries is 15 October and an awards ceremony will be held in Brussels on 5 December 2013.

The awards build on the success of the Vodafone Foundation’s Smart Accessibility Awards, held in 2011 and 2012, which was a competition to find Android apps which improve the lives of those with disabilities and the elderly. Last year’s winners included Juan Carlos Gonzalez Montesino, who designed Ablah, an app to help his autistic son communicate.

Judges of the Health category will be searching for innovative solutions to overcome challenges in areas such as real-time patient monitoring and the collection and distribution of health-related data.  For the Accessibility category, which follows on from last year’s Smart Accessibility Awards, judges will look for apps which can improve the quality of life for those with disabilities or the elderly. The Education category judges will look for mobile apps which provide simple and effective teaching tools. In each of the four categories, the winner will receive €30,000, second place wins €15,000 and third place receives €5,000. There will be local workshops organised for the developers in Berlin, Amsterdam and Madrid. The Mobile for Good Europe Awards is a partnership with AGE Platform Europe and the European Disability Forum.

Vodafone Group Sustainability Director and Director of the Vodafone Foundation Andrew Dunnett said: “Mobile technology has the potential to educate, liberate and empower hundreds of millions of people. We hope the Mobile for Good Europe Awards will inspire innovators to invest in new and creative ways to use mobile to enhance individual daily lives and deliver substantial public benefits.”

- ends -

For further information:

Vodafone Group

Media Relations - Telephone: +44 (0) 1635 664444

Note to Editors:

To enter the Mobile for Good Europe Awards, please visit www.mobileforgoodeuropeawards.com

About Vodafone Foundation

The Vodafone Foundation invests in the communities in which Vodafone operates and is at the centre of a network of global and local social investment programmes. In countries in which Vodafone operates, social investment is delivered by a unique footprint of 28 Vodafone Foundations and social investment programmes. These programmes are directed and chosen by the Foundation Trustees and receive funding from the Vodafone Foundation in the UK as well as their local Vodafone company. The Vodafone Foundation is a registered charity in England and Wales (registered number 1089625).

About AGE Platform Europe

AGE Platform Europe (a.i.s.b.l.) is a European network of more than 165 organisations of and for people aged 50+, which aims to voice and promote the interests of the 150 million senior citizens in the European Union and to raise awareness on the issues that concern them most.

AGE strongly believes that accessible technologies can promote independent living, social inclusion, and active participation of older people in society and equal opportunities for all. Its work in this area aims at ensuring that technological developments meet the needs and expectations of older people.www.age-platform.eu

About the European Disability Forum (EDF)

EDF is the European umbrella organisation representing the interests of 80 million persons with disabilities in Europe. The mission of EDF is to ensure persons with disabilities full access to fundamental and human rights through their active involvement in policy development and implementation in Europe. EDF works closely with the European institutions, the Council of Europe and the United Nations. http://www.edf-feph.org/

31 May 2013

VODAFONE & CHINA MOBILE WITHDRAW FROM MYANMAR TELECOMS LICENCE PROCESS

Vodafone Group Plc (“Vodafone”) and China Mobile Limited (“China Mobile”) today announce their decision to withdraw from the process to award two telecommunications licences in Myanmar.

The Vodafone-China Mobile consortium was amongst twelve short-listed applicants due to submit their final bid to the Myanmar authorities on 3 June. Following the publication of the final licence conditions on 20 May, the Vodafone-China Mobile consortium has reached the decision not to proceed with the process as the opportunity does not meet the strict internal investment criteria to which both Vodafone and China Mobile adhere.

Vodafone and China Mobile will continue to watch Myanmar’s progress with interest and will give due consideration to any future opportunities that would meet the companies’ investment criteria.

- ends -

For further information:

Vodafone Group Media	Vodafone Investor Relations
+44 (0) 1635 664444	+44 (0) 7919 990230
www.vodafone.com/media	www.vodafone.com/investor

China Mobile Media Relations	China Mobile Investor Relations
+852 3121 8888	+852 3121 8888
pr@chinamobilehk.com	ir@chinamobilehk.com

Notes for Editors:

Vodafone & China Mobile Form Consortium for Myanmar Licence: http://www.vodafone.com/content/index/media/group_press_releases/2013/myanmar.html

About Vodafone

Vodafone is one of the world’s largest mobile communications companies by revenue with approximately 404 million customers in its controlled and jointly controlled markets as of 31 March 2013. Vodafone currently has equity interests in 30 countries across five continents and around 50 partner networks worldwide. For more information, please visit: www.vodafone.com

About China Mobile

China Mobile boasts the world’s largest mobile network and subscriber base. It has over 720 million subscribers by the end of February 2013. China Mobile has been selected into Fortune 500 list in 2012, Dow Jones Sustainability Indexes for five consecutive years, and BrandZ™ Top 100 list by

Financial Times and Millward Brown for seven consecutive years, with leading brand value in the global telecom industry. For more information, please visit www.chinamobileltd.com

2 May 2013

RNS: 8020D

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	1 May 2013
Number of ordinary shares purchased:	3,750,000
Price per share:	196.6312p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 318,400,720 shares at a cost (including dealing and associated costs) of £538,993,423.

Following the above transaction, Vodafone holds 4,944,655,825 of its ordinary shares in treasury and has 48,875,884,834 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

3 May 2013

RNS: 9256D

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	2 May 2013
Number of ordinary shares purchased:	4,000,000
Price per share:	193.765p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 322,400,720 shares at a cost (including dealing and associated costs) of £546,782,777.

Following the above transaction, Vodafone holds 4,948,655,825 of its ordinary shares in treasury and has 48,871,884,834 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

3 May 2013

RNS: 0010E

Vodafone Group Plc

3 May 2013

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company announces today that it was advised on 3 May 2013 by Banque Leonardo that on 9 August 2012, Anne Lauvergeon, a director of the Company, acquired an interest in 986 ordinary shares of US$0.11 3/7 each in the Company (“Shares”) at the price of 189.7689p per share, through reinvestment of dividend income. As a result, Anne Lauvergeon’s total interest in the Company is 29,922 Shares.

7 May 2013

RNS: 0405E

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	3 May 2013
Number of ordinary shares purchased:	4,500,000
Price per share:	193.1442p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 326,900,720 shares at a cost (including dealing and associated costs) of £555,517,725.

Following the above transaction, Vodafone holds 4,952,763,998 of its ordinary shares in treasury and has 48,867,776,661 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

8 May 2013

RNS: 1719E

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	7 May 2013
Number of ordinary shares purchased:	4,750,000
Price per share:	193.8871p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 331,650,720 shares at a cost (including dealing and associated costs) of £564,773,411.

Following the above transaction, Vodafone holds 4,957,420,103 of its ordinary shares in treasury and has 48,863,120,556 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

9 May 2013

RNS: 2924E

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	8 May 2013
Number of ordinary shares purchased:	5,000,000
Price per share:	193.0352p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 336,650,720 shares at a cost (including dealing and associated costs) of £574,473,431.

Following the above transaction, Vodafone holds 4,962,340,729 of its ordinary shares in treasury and has 48,858,199,930 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

10 May 2013

RNS: 3890E

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	9 May 2013
Number of ordinary shares purchased:	5,250,000
Price per share:	192.0866p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 341,900,720 shares at a cost (including dealing and associated costs) of £584,608,401.

Following the above transaction, Vodafone holds 4,967,590,729 of its ordinary shares in treasury and has 48,852,949,930 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

13 May 2013

RNS: 5034E

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	10 May 2013
Number of ordinary shares purchased:	5,500,000
Price per share:	193.4695p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 347,400,720 shares at a cost (including dealing and associated costs) of £595,302,429.

Following the above transaction, Vodafone holds 4,973,090,729 of its ordinary shares in treasury and has 48,847,449,930 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

14 May 2013

RNS: 6054E

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	13 May 2013
Number of ordinary shares purchased:	6,000,000
Price per share:	193.8304p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 353,400,720 shares at a cost (including dealing and associated costs) of £606,990,403.

Following the above transaction, Vodafone holds 4,979,012,701 of its ordinary shares in treasury and has 48,841,527,958 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

15 May 2013

RNS: 7145E

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	14 May 2013
Number of ordinary shares purchased:	8,000,000
Price per share:	192.2856p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 361,400,720 shares at a cost (including dealing and associated costs) of £622,450,166.

Following the above transaction, Vodafone holds 4,987,006,199 of its ordinary shares in treasury and has 48,833,534,460 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

15 May 2013

RNS: 7885E

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised on 14 May 2013 by Computershare Trustees Limited that on 13 May 2013 the following director and persons discharging managerial responsibility acquired an interest in the following number of ordinary shares of US$0.11 3/7 each in the Company at the price of 194p per share pursuant to the rules of the Vodafone Share Incentive Plan:

Andrew Halford*	128
Nick Jeffery	128
Matthew Kirk	128
Ronald Schellekens	128

* Denotes Director of the Company

16 May 2013

RNS: 8256E

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	15 May 2013
Number of ordinary shares purchased:	8,000,000
Price per share:	194.3947p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 369,400,720 shares at a cost (including dealing and associated costs) of £638,079,501.

Following the above transaction, Vodafone holds 4,994,646,590 of its ordinary shares in treasury and has 48,825,894,069 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

17 May 2013

RNS: 9414E

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	16 May 2013
Number of ordinary shares purchased:	9,000,000
Price per share:	197.1806p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 378,400,720 shares at a cost (including dealing and associated costs) of £655,914,487.

Following the above transaction, Vodafone holds 5,003,532,807 of its ordinary shares in treasury and has 48,817,007,852 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

20 May 2013

RNS: 0599F

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	17 May 2013
Number of ordinary shares purchased:	12,000,000
Price per share:	198.0685p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 390,400,720 shares at a cost (including dealing and associated costs) of £679,801,549.

Following the above transaction, Vodafone holds 5,015,532,807 of its ordinary shares in treasury and has 48,805,007,852 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

21 May 2013

RNS: 1550F

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	20 May 2013
Number of ordinary shares purchased:	16,000,000
Price per share:	196.8879p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 406,400,720 shares at a cost (including dealing and associated costs) of £711,461,125.

Following the above transaction, Vodafone holds 5,031,202,494 of its ordinary shares in treasury and has 48,789,338,165 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

22 May 2013

RNS: 2628F

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	21 May 2013
Number of ordinary shares purchased:	16,000,000
Price per share:	198.6015p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 422,400,720 shares at a cost (including dealing and associated costs) of £743,396,247.

Following the above transaction, Vodafone holds 5,047,102,493 of its ordinary shares in treasury and has 48,773,438,166 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

23 May 2013

RNS: 3741F

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	22 May 2013
Number of ordinary shares purchased:	16,000,000
Price per share:	197.9557p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 438,400,720 shares at a cost (including dealing and associated costs) of £775,227,524.

Following the above transaction, Vodafone holds 5,063,102,493 of its ordinary shares in treasury and has 48,757,438,166 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

24 May 2013

RNS: 4850F

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	23 May 2013
Number of ordinary shares purchased:	16,000,000
Price per share:	193.4381p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 454,400,720 shares at a cost (including dealing and associated costs) of £806,332,372.

Following the above transaction, Vodafone holds 5,078,733,052 of its ordinary shares in treasury and has 48,741,938,217 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

28 May 2013

RNS: 5975F

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	24 May 2013
Number of ordinary shares purchased:	12,000,000
Price per share:	194.5485p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 466,400,720 shares at a cost (including dealing and associated costs) of £829,794,922.

Following the above transaction, Vodafone holds 5,090,733,052 of its ordinary shares in treasury and has 48,729,938,217 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

29 May 2013

RNS: 7307F

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	28 May 2013
Number of ordinary shares purchased:	8,000,000
Price per share:	197.9076p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 474,400,720 shares at a cost (including dealing and associated costs) of £845,706,694.

Following the above transaction, Vodafone holds 5,098,733,052 of its ordinary shares in treasury and has 48,721,938,217 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

29 May 2013

RNS: 7966F

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised on 16 May 2013 that Paolo Bertoluzzo, a Person Discharging Managerial Responsibility, sold 440,000 ordinary shares of US$0.11 3/7 each (“Shares) in the Company as follows:

Date of Sale	Sale Price Per Share	Number of Shares
1 August 2012	183.81p	220,000
2 August 2012	187.7p	100,000
11 March 2013	186p	120,000

The Company was further notified on 28 May 2013 that Francesca Fiore, a connected person of Paolo Bertoluzzo, acquired 23,820 Shares in the Company as follows:

Date of Purchase	Purchase Price Per Share	Number of Shares
1 October 2012	176.5p	8,000
23 October 2012	175.2p	8,000
5 November 2012	166.95p	7,820

30 May 2013

RNS: 8421F

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

CANCELLATION OF TREASURY SHARES

Vodafone Group Plc (“Vodafone”) announces today that it has cancelled the following number of its ordinary shares of U.S.$0.11 3/7.

Ordinary Shares

Date of cancellation:	29 May 2013

Number of ordinary shares cancelled:	500,000,000

PURCHASE OF SHARES

Vodafone has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	29 May 2013

Number of ordinary shares purchased:	17,000,000

Price per share:	193.9571p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 491,400,720 shares at a cost (including dealing and associated costs) of £878,844,266.

Following the cancellation and purchase referred to above, Vodafone holds 4,615,663,197 of its ordinary shares in treasury and has 48,705,008,072 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

31 May 2013

RNS: 9486F

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES - Voting Rights and Capital

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	30 May 2013
Number of ordinary shares purchased:	13,000,000
Price per share:	193.4125p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 504,400,720 shares at a cost (including dealing and associated costs) of £904,113,610.

Following the above transaction, as at close of business on 30 May 2013, Vodafone held 4,628,663,197 of its ordinary shares in treasury and had 53,320,671,269 ordinary shares in issue (including treasury shares).  Each such ordinary share has one vote per share.  Vodafone had 48,692,008,072 ordinary shares in issue (excluding treasury shares).

The total number of voting rights in Vodafone is 48,692,008,072.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

3 June 2013

RNS: 0795G

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES - Voting Rights and Capital

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	31 May 2013
Number of ordinary shares purchased:	15,000,000
Price per share:	192.1448p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 519,400,720 shares at a cost (including dealing and associated costs) of £933,079,439.

Following the above transaction, as at close of business on 31 May 2013, Vodafone held 4,643,663,197 of its ordinary shares in treasury and had 53,320,671,269 ordinary shares in issue (including treasury shares).  Each such ordinary share has one vote per share.  Vodafone had 48,677,008,072 ordinary shares in issue (excluding treasury shares).

The total number of voting rights in Vodafone is 48,677,008,072.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: June 11, 2013	By:	/s/ R E S MARTIN
		Name:	Rosemary E S Martin
		Title:	Group General Counsel and Company Secretary